Exhibit 99.2

Royal Dutch Shell plc

Three and six month period ended June 30, 2016

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 2ND QUARTER AND HALF YEAR 2016 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Half year
Q2 2016	Q1 2016	Q2 2015%[1]			2016	2015	%
1,175	484	3,986	-71	Income attributable to shareholders	1,659	8,416	-80
(936)	330	(625)		Current cost of supplies (CCS) adjustment for Downstream[2]	(606)	(294)

239	814	3,361	-93	CCS earnings attributable to shareholders[3]	1,053	8,122	-87
(806)	(739)	(399)		Identified items[2,4]	(1,545)	624

1,045	1,553	3,760	-72	CCS earnings attributable to shareholders excluding identified items Of which:	2,598	7,498	-65
868	994	1,403		Integrated Gas	1,862	2,894
(1,325)	(1,437)	(469)		Upstream	(2,762)	(664)
1,816	2,010	2,961		Downstream	3,826	5,607
(314)	(14)	(135)		Corporate and Non-controlling interest	(328)	(339)

2,292	661	6,050	-62	Cash flow from operating activities	2,953	13,156	-78

0.03	0.11	0.53	-94	Basic CCS earnings per share ($)	0.14	1.29	-89
0.06	0.22	1.06		Basic CCS earnings per ADS ($)	0.28	2.58
0.13	0.22	0.60	-78	Basic CCS earnings per share excl. identified items[4] ($)	0.34	1.19	-71
0.26	0.44	1.20		Basic CCS earnings per ADS excl. identified items[4] ($)	0.68	2.38

0.47	0.47	0.47	—	Dividend per share ($)	0.94	0.94	—
0.94	0.94	0.94	—	Dividend per ADS ($)	1.88	1.88	—

1.	Q2 on Q2 change
2.	Attributable to shareholders
3.	CCS earnings are defined in Note 3 and CCS earnings attributable to shareholders in Definition A.
4.	See page 10 and Definition C. Comparative information has been restated.

•	Following the acquisition on February 15, 2016, BG Group plc (“BG”) has been consolidated within Royal Dutch Shell’s results.

•	Royal Dutch Shell’s second quarter 2016 CCS earnings attributable to shareholders were $0.2 billion compared with $3.4 billion for the same quarter a year ago.

•	Second quarter 2016 CCS earnings attributable to shareholders excluding identified items were $1.0 billion compared with $3.8 billion for the second quarter 2015, a decrease of 72%.

•	Compared with the second quarter 2015, CCS earnings attributable to shareholders excluding identified items were impacted by the decline in oil, gas and LNG prices, the depreciation step-up resulting from the BG acquisition, weaker refining industry conditions, and increased taxation. Earnings benefited from increased production volumes from BG assets.

•	Second quarter 2016 basic CCS earnings per share excluding identified items decreased by 78% versus the second quarter 2015.

•	Cash flow from operating activities for the second quarter 2016 was $2.3 billion, which included negative working capital movements of $2.5 billion.

•	Total dividends distributed to shareholders in the quarter were $3.7 billion, of which $1.2 billion were settled by issuing 50.5 million A shares under the Scrip Dividend Programme.

•	Gearing at the end of the second quarter 2016 was 28.1% versus 12.7% at the end of the second quarter 2015. This increase mainly reflects the impact of the acquisition of BG.

•	A second quarter 2016 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

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Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Downstream and Integrated Gas businesses contributed strongly to the results, alongside Shell’s self-help programme. However, lower oil prices continue to be a significant challenge across the business, particularly in the Upstream.

We are managing the company through the down-cycle by reducing costs, by delivering on lower and more predictable investment levels, executing our asset sales plans and starting up profitable new projects. At the same time, integration of Shell and BG is making strong progress, and our operating performance continues to further improve.

We are making significant and lasting changes to Shell’s working practices and cost structure. Shell is firmly on track to deliver a $40 billion underlying operating cost run rate at the end of 2016.

Looking through the cycle, our investment plans and portfolio actions are focused firmly on reshaping Shell into a world-class investment case through stronger, sustained and growing free cash flow per share.”

SUMMARY OF CCS EARNINGS EXCLUDING IDENTIFIED ITEMS

Quarters				$ million	Half year
Q2 2016	Q1 2016	Q2 2015%[1]			2016	2015	%
239	814	3,361	-93	CCS earnings attributable to shareholders	1,053	8,122	-87
				Of which:
982	905	1,335	-26	Integrated Gas	1,887	2,474	-24
(1,974)	(1,350)	(561)	-252	Upstream	(3,324)	839	-496
1,717	1,700	2,746	-37	Downstream	3,417	5,260	-35
1,490	1,294	2,243	-34	Oil Products	2,784	4,357	-36
227	406	503	-55	Chemicals	633	903	-30
(486)	(441)	(159)	-206	Corporate and Non-controlling interest	(927)	(451)	-106

(806)	(739)	(399)		Identified items[2]	(1,545)	624
				Of which:
114	(89)	(68)		Integrated Gas	25	(420)
(649)	87	(92)		Upstream	(562)	1,503
(99)	(310)	(215)		Downstream	(409)	(347)
(78)	(339)	(155)		Oil Products	(417)	(278)
(21)	29	(60)		Chemicals	8	(69)
(172)	(427)	(24)		Corporate and Non-controlling interest	(599)	(112)

1,045	1,553	3,760	-72	CCS earnings attributable to shareholders excluding identified items	2,598	7,498	-65
				Of which:
868	994	1,403	-38	Integrated Gas	1,862	2,894	-36
(1,325)	(1,437)	(469)	-183	Upstream	(2,762)	(664)	-316
1,816	2,010	2,961	-39	Downstream	3,826	5,607	-32
1,568	1,633	2,398	-35	Oil Products	3,201	4,635	-31
248	377	563	-56	Chemicals	625	972	-36
(314)	(14)	(135)	-133	Corporate and Non-controlling interest	(328)	(339)	+3

1.	Q2 on Q2 change
2.	See page 10. Comparative information has been restated.

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SECOND QUARTER 2016 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Mahanagar Gas Limited (MGL), a joint venture between BG Asia Pacific Holdings (a Shell subsidiary) and GAIL (India) Limited, completed an initial public offering (IPO) for 25% of the equity for a total of around $154 million (Shell share $77 million). The IPO was an obligation under the original approval/ licensing permits granted by the Government of India’s Foreign Investment Promotion Board in 1994. Immediately prior to the IPO, the Government of Maharashtra increased its interest to 10% as a result of the conversion of the Compulsory Convertible Debentures resulting in a dilution for each of Shell and GAIL to 45%. After completion of both transactions, Shell and GAIL each hold a 32.5% interest in MGL (previously 49.75% each), with a 10% interest held by the Government of Maharashtra (previously 0.5%) and 25% held by public shareholders (previously 0%).

During the quarter, the Māui joint venture (Shell interest 83.75%) completed the sale of the Māui onshore natural gas pipeline in New Zealand, to infrastructure funds managed by First State Investments for a consideration of $0.2 billion.

In July, the LNG Canada joint venture announced that the joint venture participants – Shell, PetroChina, Mitsubishi Corporation and Kogas – decided to delay final investment decision on the LNG Canada project (Shell interest 50%) that was planned for the end of 2016.

Also in July, Shell decided to delay final investment decision on the Lake Charles LNG project (Shell capacity interest 100%) that was planned for 2016, in the United States. The Lake Charles LNG project is proposed to convert the existing Lake Charles LNG regasification facility owned by Energy Transfer to a liquefaction facility.

Upstream

Shell had continued success in its exploration programme with 2 discoveries in Oman and the United States. This included a notable oil discovery in the United States with the Shell-operated Fort Sumter well (Shell interest 100%) in the Gulf of Mexico. The initial estimated recoverable resources for the Fort Sumter well are more than 125 million barrels of oil equivalent.

In July, the non-operated ML South development (Shell interest 35%) in Brunei reached first production. The expected peak production from this development is around 35 thousand barrels of oil equivalent per day (“boe/d”).

Also in July, the non-operated Lula Central production system was started up with the interconnection of the first production well to FPSO Cidade de Saquarema (Shell interest 25%), the eighth FPSO in the Santos Basin pre-salt offshore Brazil. FPSO Cidade de Saquarema has a processing capacity of 150 thousand barrels of oil and compressing capacity of up to 212 million standard cubic feet of gas per day.

Downstream

During the quarter, Shell announced a final investment decision to build a major petrochemical complex, comprising an ethylene cracker with polyethylene derivatives unit in Pennsylvania, USA. Main construction will start approximately 18 months from the decision date in order to manage capital spending, with commercial production expected to begin early in the next decade.

Shell announced that it has completed the sale of Dansk Fuels in Denmark for a consideration of $0.3 billion. Dansk Fuels comprises retail, commercial fuels, commercial fleet and aviation businesses, and products trading and supply activities associated with those businesses.

In the United States, Shell Midstream Partners, L.P. acquired additional interests in Zydeco Pipeline Company, Colonial Pipeline Company, and Bengal Pipeline Company for $700 million from Shell Pipeline Company. The acquisition increased Shell Midstream Partners’ ownership interest in Zydeco from 62.5% to 92.5%, in Colonial from 3% to 6%, and in Bengal from 49% to 50%.

Shell also completed the sale of an additional 3.59% interest in Shell Midstream Partners, L.P. to public investors via the issuance of an additional 12,075,000 LP units for net proceeds of $398 million.

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KEY FEATURES OF THE SECOND QUARTER 2016

•	Second quarter 2016 CCS earnings attributable to shareholders were $239 million, 93% lower than for the same quarter a year ago.

•	Second quarter 2016 CCS earnings attributable to shareholders excluding identified items were $1,045 million compared with $3,760 million for the second quarter 2015, a decrease of 72%.

•	Basic CCS earnings per share for the second quarter 2016 decreased by 94% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items for the second quarter 2016 decreased by 78% versus the same quarter a year ago.

•	Cash flow from operating activities for the second quarter 2016 was $2.3 billion, which included negative working capital movements of $2.5 billion, compared with $6.1 billion for the same quarter last year.

•	Capital investment (see Definition C) for the second quarter 2016 was $6.3 billion. Half year 2016 capital investment was $65.3 billion, which included $52.9 billion related to the acquisition of BG. Organic capital investment for the full year 2016 is expected to be $29 billion, compared with combined capital investment of $47 billion in 2014.

•	Divestments (see Definition D) for the second quarter 2016 were $1.0 billion.

•	Operating expenses (see Definition G) for the second quarter 2016 increased by $1.7 billion versus the same quarter a year ago, and included $1.4 billion related to redundancy and restructuring charges and $0.4 billion related to a provision for onerous contracts. Compared with the second quarter 2015, operating expenses excluding identified items decreased by $0.9 billion before the increase of $1.0 billion due to the consolidation of BG. Operating expenses are trending towards an underlying run rate of $40 billion by the end of 2016.

•	Total dividends distributed to shareholders in the second quarter 2016 were $3.7 billion, of which $1.2 billion were settled by issuing 50.5 million A shares under the Scrip Dividend Programme.

•	Return on average capital employed on a reported income basis (see Definition E) was a negative -1.4% at the end of the second quarter 2016 compared with 6.3% at the end of the second quarter 2015. Return on average capital employed on a CCS basis excluding identified items was 2.5% at the end of the second quarter 2016 compared with 7.6% at the end of the second quarter 2015.

•	Gearing (see Definition F) was 28.1% at the end of the second quarter 2016 versus 12.7% at the end of the second quarter 2015. This increase mainly reflects the impact of the BG acquisition including 1.6% related to the recognition of associated finance leases in the first quarter of 2016.

•	Global liquids realisations were 29% lower and global natural gas realisations were 28% lower than for the same quarter a year ago.

•	Oil and gas production for the second quarter 2016 was 3,508 thousand boe/d, an increase of 28% compared with the second quarter 2015. The impact of BG on the second quarter 2016 production was an increase of 768 thousand boe/d. Excluding the impact of divestments, curtailment and underground storage utilisation at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, the Woodside accounting change (see page 17), and security impacts in Nigeria, second quarter 2016 production increased by 30% compared with the same period last year, or 2% excluding BG.

•	LNG liquefaction volumes of 7.57 million tonnes for the second quarter 2016, of which BG contributed 2.42 million tonnes, were 39% higher than for the same quarter a year ago.

•	LNG sales volumes of 14.25 million tonnes for the second quarter 2016 were 52% higher than for the same quarter a year ago, mainly reflecting Shell’s enlarged portfolio after the acquisition of BG.

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•	Oil products sales volumes for the second quarter 2016 were 1% higher than for the second quarter 2015.

•	Chemicals sales volumes for the second quarter 2016 decreased by 2% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

SUMMARY OF IDENTIFIED ITEMS

With effect from 2016, identified items include the impact of exchange rate movements on certain deferred tax balances, as set out in Definition B. The comparative information in this Report has been restated following this change.

CCS earnings attributable to shareholders for the second quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $806 million (compared with a net charge of $399 million for the second quarter 2015), as summarised below:

•	Integrated Gas earnings included a net gain of $114 million, primarily reflecting the impact of some $580 million following a change in accounting classification for Woodside (see page 17), from an associate to an investment in securities. As a consequence, SEC proved reserves of 103 million boe at December 31, 2015, have been de-booked and production decreases by 25 thousand boe/d. Earnings were also impacted by divestment gains of some $200 million. This was partly offset by redundancy and restructuring charges of some $250 million, a charge of some $220 million related to the impact of the weakening Australian dollar on a deferred tax position, and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $190 million. Integrated Gas earnings for the second quarter 2015 included a net charge of $68 million.

•	Upstream earnings included a net charge of $649 million, primarily reflecting redundancy and restructuring charges of some $570 million, other items including a provision for onerous contracts of some $240 million, impairments of some $140 million and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $80 million. These charges were partly offset by a gain of some $360 million related to the impact of the strengthening Brazilian real on a deferred tax position. Upstream earnings for the second quarter 2015 included a net charge of $92 million.

•	Downstream earnings included a net charge of $99 million, primarily reflecting redundancy and restructuring charges of some $250 million and impairment charges of some $50 million, partly offset by other tax-related credits of some $150 million. Downstream earnings for the second quarter 2015 included a net charge of $215 million.

•	Corporate results and Non-controlling interest included a net charge of $172 million, mainly reflecting the impact of the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business. Earnings for the second quarter 2015 included a net charge of $24 million.

Identified items for the first quarter 2016 and 2015 can be found on page 32.

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EARNINGS BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Half year
Q2 2016	Q1 2016	Q2 2015%[1]			2016	2015	%
868	994	1,403	-38	Integrated Gas earnings excluding identified items	1,862	2,894	-36
982	905	1,335	-26	Integrated Gas earnings	1,887	2,474	-24

2,730	2,657	1,444	+89	Integrated Gas cash flow from operating activities	5,387	3,978	+35

1,153	1,051	1,313	-12	Integrated Gas capital investment excluding BG acquisition impact	2,204	2,614	-16
—	21,773	—		Integrated Gas BG-related capital investment	21,773	—

219	224	199	+10	Liquids production available for sale (thousand b/d)	222	200	+11
3,831	3,532	2,350	+63	Natural gas production available for sale (million scf/d)	3,682	2,398	+54

880	833	604	+46	Total production available for sale (thousand boe/d)	856	613	+40

7.57	7.04	5.46	+39	LNG liquefaction volumes (million tonnes)	14.61	11.63	+26
14.25	12.29	9.40	+52	LNG sales volumes (million tonnes)	26.54	19.21	+38

1.	Q2 on Q2 change

Second quarter Integrated Gas earnings excluding identified items were $868 million compared with $1,403 million a year ago. Identified items were a net gain of $114 million, compared with a net charge of $68 million for the second quarter 2015 (see page 10).

Compared with the second quarter 2015, earnings excluding identified items were impacted by the decline in oil and LNG prices, and increased depreciation including a step-up resulting from the BG acquisition. The consolidation of BG resulted in higher operating expenses. This was partly offset by higher LNG and liquids production volumes, related to the contribution of BG assets.

Second quarter 2016 production was 880 thousand boe/d compared with 604 thousand boe/d a year ago. Liquids production increased by 10% and natural gas production increased by 63% compared with the second quarter 2015.

LNG liquefaction volumes of 7.57 million tonnes increased by 39% compared with the same quarter a year ago, mainly reflecting the impact of the acquisition of BG, including an increase associated with Queensland Curtis LNG in Australia and Atlantic LNG in Trinidad and Tobago.

LNG sales volumes of 14.25 million tonnes increased by 52% compared with the same quarter a year ago, mainly reflecting Shell’s enlarged portfolio after the acquisition of BG.

Half year Integrated Gas earnings excluding identified items were $1,862 million compared with $2,894 million for the first half year 2015. Identified items were a net gain of $25 million, compared with a net charge of $420 million for the first half year 2015 (see page 10).

Compared with the first half year 2015, Integrated Gas earnings excluding identified items were impacted by the decline in oil and LNG prices and the Malaysia LNG Dua JVA expiry. The consolidation of BG resulted in higher operating expenses and a step-up in depreciation. This was partly offset by increased production volumes mainly as a result of the contribution of BG assets and higher uptime at Pearl GTL in Qatar, and lower well write-offs.

Half year 2016 production was 856 thousand boe/d compared with 613 thousand boe/d for the same period a year ago. Liquids production increased by 11% and natural gas production increased by 54% compared with the first half year 2015.

LNG liquefaction volumes of 14.61 million tonnes were 26% higher than for the first half year 2015, mainly reflecting the impact of the acquisition of BG, including an increase associated with Queensland Curtis LNG in Australia, partly offset by lower feedgas availability and the expiry of the Malaysia LNG Dua JVA.

LNG sales volumes of 26.54 million tonnes increased by 38% compared with the first half year 2015, mainly reflecting Shell’s enlarged portfolio after the acquisition of BG.

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UPSTREAM

Quarters				$ million	Half year
Q2 2016	Q1 2016	Q2 2015%[1]			2016	2015	%
(1,325)	(1,437)	(469)	-183	Upstream earnings excluding identified items	(2,762)	(664)	-316
(1,974)	(1,350)	(561)	-252	Upstream earnings	(3,324)	839	-496

(297)	448	648	-146	Upstream cash flow from operating activities	151	2,243	-93

3,700	3,907	4,603	-20	Upstream capital investment excluding BG acquisition impact	7,607	9,245	-18
—	31,131	—		Upstream BG-related capital investment	31,131	—

1,526	1,557	1,233	+24	Liquids production available for sale (thousand b/d)	1,541	1,287	+20
6,395	7,373	5,184	+23	Natural gas production available for sale (million scf/d)	6,884	6,075	+13

2,628	2,828	2,127	+24	Total production available for sale (thousand boe/d)	2,728	2,335	+17

1.	Q2 on Q2 change

Second quarter Upstream earnings excluding identified items were a loss of $1,325 million compared with a loss of $469 million a year ago. Identified items were a net charge of $649 million compared with a net charge of $92 million for the second quarter 2015 (see page 10).

Compared with the second quarter 2015, earnings excluding identified items were impacted by the decline in oil and gas prices and depreciation step-up resulting from the BG acquisition. This was partly offset by increased production volumes, mainly from BG assets and improved operational performance. Operating expenses and exploration expenses were lower, as steps taken by the company to reduce these costs more than offset the increases due to the consolidation of BG.

Second quarter 2016 production was 2,628 thousand boe/d compared with 2,127 thousand boe/d a year ago. Liquids production increased by 24% and natural gas production increased by 23% compared with the second quarter 2015, driven by the impact of BG.

New field start-ups and the continuing ramp-up of existing fields, in particular the Corrib gas field in Ireland, and Erha North ph2 in Nigeria, contributed some 53 thousand boe/d to production compared with the second quarter 2015.

Half year Upstream earnings excluding identified items were a loss of $2,762 million compared with a loss of $664 million for the same period a year ago. Identified items were a net charge of $562 million compared with a net gain of $1,503 million for the first half year 2015 (see page 10).

Compared with the first half year 2015, earnings excluding identified items were impacted by the decline in oil and gas prices, and increased depreciation mainly related to a step-up resulting from the BG acquisition. This was partly offset by increased production volumes mainly from BG assets. Exploration expense and operating expenses were lower, as steps taken by the company to reduce these costs more than offset the increases due to the consolidation of BG.

Half year 2016 production was 2,728 thousand boe/d compared with 2,335 thousand boe/d for the same period last year. Liquids production increased by 20% and natural gas production increased by 13% compared with the first half year 2015.

New field start-ups and the continuing ramp-up of existing fields, in particular Erha North ph2 in Nigeria, the Corrib gas field in Ireland, and North American shales, contributed some 58 thousand boe/d to production compared with the first half year 2015.

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DOWNSTREAM

Quarters				$ million	Half year
Q2 2016	Q1 2016	Q2 2015%[1]			2016	2015	%
1,816	2,010	2,961	-39	Downstream earnings excluding identified items[2] Of which:	3,826	5,607	-32
1,568	1,633	2,398	-35	Oil Products	3,201	4,635	-31
248	377	563	-56	Chemicals	625	972	-36
1,717	1,700	2,746	-37	Downstream earnings[2]	3,417	5,260	-35

571	(1,434)	3,816	-85	Downstream cash flow from operating activities	(863)	5,370	-116

1,389	1,092	1,085	+28	Downstream capital investment	2,481	1,934	+28

2,648	2,645	2,944	-10	Refinery processing intake (thousand b/d)	2,646	2,908	-9

6,595	6,225	6,531	+1	Oil products sales volumes (thousand b/d)	6,410	6,423	—

4,248	4,050	4,326	-2	Chemicals sales volumes (thousand tonnes)	8,298	8,518	-3

1.	Q2 on Q2 change
2.	Earnings are presented on a CCS basis

Second quarter Downstream earnings excluding identified items were $1,816 million compared with $2,961 million for the second quarter 2015. Identified items were a net charge of $99 million, compared with a net charge of $215 million for the second quarter 2015 (see page 10).

Compared with the second quarter 2015, Downstream earnings excluding identified items were mainly impacted by weaker refining industry conditions, increased taxation, and lower Chemicals margins. Downstream earnings benefited from lower costs, including the impact of favourable exchange rate effects and divestments.

Oil Products

•	Refining & Trading earnings excluding identified items were $459 million in the second quarter 2016 compared with $1,313 million for the same period last year. Second quarter 2016 earnings were impacted by lower realised refining margins, reflecting the weaker global refining industry conditions due to oversupply and high inventory levels, and weaker operating performance, and increased taxation.

Refinery intake volumes were 10% lower compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were 9% lower compared with the same period a year ago. Refinery availability decreased to 89% compared with 95% in the second quarter 2015, mainly as a result of increased maintenance.

•	Marketing earnings excluding identified items were $1,109 million in the second quarter 2016 compared with $1,085 million for the same period a year ago. Second quarter 2016 earnings benefited from lower costs and stronger underlying unit margins, offsetting the impact of adverse exchange rate effects and divestments.

Oil products sales volumes increased by 1% compared with the same period a year ago, reflecting higher trading volumes partly offset by lower marketing volumes.

Chemicals

•	Chemicals earnings excluding identified items were $248 million in the second quarter 2016 compared with $563 million for the same period last year. Second quarter 2016 earnings were mainly impacted by weaker base chemicals industry conditions in the United States and the impact of unit shutdowns at the Bukom chemical site in Singapore, partly offset by recovery at the Moerdijk chemical site in the Netherlands.

Chemicals sales volumes decreased by 2% compared with the same quarter last year, mainly as a result of weaker intermediates demand and reduced availability driven by unit shutdowns at Bukom, partly offset by recovery at Moerdijk. Chemicals manufacturing plant availability decreased to 85% from 86% in the second quarter 2015, mainly reflecting unit shutdowns at Bukom, partly offset by recovery at Moerdijk.

Half year Downstream earnings excluding identified items were $3,826 million compared with $5,607 million for the same period a year ago. Identified items were a net charge of $409 million, compared with a net charge of $347 million for the first half year 2015 (see page 10).

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Compared with the first half year 2015, Downstream earnings excluding identified items were mainly impacted by weaker refining industry conditions, increased taxation, and lower Chemicals margins. Downstream earnings benefited from lower costs, including the impact of favourable exchange rate effects and divestments.

Oil Products

•	Refining & Trading earnings excluding identified items were $1,121 million in the first half year 2016 compared with $2,575 million for the same period last year. Half year 2016 earnings were impacted by lower realised refining margins, reflecting the weaker global refining industry conditions due to oversupply and high inventory levels, and weaker operating performance.

Refinery intake volumes were 9% lower compared with the first half year 2015. Excluding portfolio impacts, refinery intake volumes were 7% lower compared with the same period a year ago. Refinery availability decreased to 89% compared with 95% for the first half year 2015, mainly as a result of increased maintenance.

•	Marketing earnings excluding identified items were $2,080 million in the first half year 2016 compared with $2,060 million for the same period a year ago. Half year 2016 earnings benefited from stronger underlying unit margins and lower costs, offsetting the impact of adverse exchange rate effects and divestments. Earnings were impacted by increased taxation.

Oil products sales volumes were in line with the first half year 2015.

Chemicals

•	Chemicals earnings excluding identified items were $625 million in the first half year 2016 compared with $972 million for the same period last year. Half year 2016 earnings were primarily impacted by weaker base chemicals industry conditions in the US and the impact of unit shutdowns at the Bukom chemical site in Singapore, partly offset by recovery at the Moerdijk chemical site in the Netherlands.

Half year Chemicals sales volumes decreased by 3% compared with the same period last year, mainly as a result of weaker intermediates demand and reduced availability driven by unit shutdowns at Bukom, partly offset by recovery at Moerdijk. Chemicals manufacturing plant availability increased to 86% from 85% in the first half year 2015, mainly reflecting recovery at Moerdijk, partly offset by unit shutdowns at Bukom.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
(314)	(14)	(135)	Corporate and Non-controlling interest earnings excl. identified items Of which:	(328)	(339)
(234)	69	(41)	Corporate	(165)	(124)
(80)	(83)	(94)	Non-controlling interest	(163)	(215)

(486)	(441)	(159)	Corporate and Non-controlling interest earnings	(927)	(451)

Second quarter Corporate results and Non-controlling interest excluding identified items were a loss of $314 million, compared with a loss of $135 million for the same period last year. Identified items for the second quarter 2016 were a net charge of $172 million, and earnings for the second quarter 2015 included a net charge of $24 million (see page 10).

Compared with the second quarter 2015, Corporate results excluding identified items mainly reflected higher net interest expense and adverse exchange rate effects, partly offset by higher tax credits.

Half year Corporate results and Non-controlling interest excluding identified items were a loss of $328 million, compared with a loss of $339 million for the same period last year. Identified items for the first half year 2016 were a net charge of $599 million, and earnings for the first half year 2015 included a net charge of $112 million (see page 10).

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Compared with the first half year 2015, Corporate results excluding identified items mainly reflected favourable exchange rate effects, offset by higher net interest expense and costs, and lower tax credits.

OUTLOOK FOR THE THIRD QUARTER 2016

Compared with the third quarter 2015, Integrated Gas earnings are expected to be negatively impacted by a reduction of some 15 thousand boe/d associated with the impact of maintenance.

Compared with the third quarter 2015, Upstream earnings are expected to be negatively impacted by a reduction of some 35 thousand boe/d associated with sabotage incidents and repairs in Nigeria. Earnings could be further impacted if the security conditions continue to deteriorate.

Refinery availability is expected to marginally increase in the third quarter 2016 as a result of lower planned maintenance compared with the same period a year ago. Chemicals manufacturing plant availability is expected to increase in the third quarter 2016 driven by the planned restart of the Bukom chemical site in Singapore compared with the third quarter 2015, which was heavily impacted by unit shutdowns at the Moerdijk chemical site in the Netherlands.

As a result of divestments in Denmark, Norway and France, Oil products sales volumes are expected to decrease by some 200 thousand barrels per day compared with the third quarter 2015.

Compared with the third quarter 2015, the BG purchase price allocation is expected to increase depreciation by up to $0.3 billion.

Following the completion of the BG acquisition, the sensitivities to earnings have been updated:

•	Integrated Gas - around $2 billion per annum for every $10 per barrel movement in Brent

•	Upstream - around $3 billion per annum for every $10 per barrel movement in Brent

FORTHCOMING EVENTS

Third quarter 2016 results and third quarter 2016 dividend are scheduled to be announced on November 1, 2016. Shell will host a North America Investor Day on November 8, 2016 in New York City.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
58,415	48,554	72,402	Revenue[1]	106,969	138,108
946	789	1,136	Share of profit of joint ventures and associates	1,735	2,541
910	389	412	Interest and other income	1,299	2,147

60,271	49,732	73,950	Total revenue and other income	110,003	142,796
40,362	33,286	52,441	Purchases	73,648	99,866
8,076	6,765	6,506	Production and manufacturing expenses	14,841	13,161
3,227	3,106	3,076	Selling, distribution and administrative expenses	6,333	5,970
243	243	252	Research and development	486	505
535	457	964	Exploration	992	1,764
6,097	6,147	4,673	Depreciation, depletion and amortisation	12,244	9,277
770	370	466	Interest expense	1,140	842

59,310	50,374	68,378	Total expenditure	109,684	131,385

961	(642)	5,572	Income/(loss) before taxation	319	11,411
(319)	(1,097)	1,458	Taxation charge/(credit)	(1,416)	2,760

1,280	455	4,114	Income/(loss) for the period[1]	1,735	8,651
105	(29)	128	Income/(loss) attributable to non-controlling interest	76	235

1,175	484	3,986	Income/(loss) attributable to Royal Dutch Shell plc shareholders	1,659	8,416

0.15	0.07	0.63	Basic earnings per share[2]	0.22	1.34
0.15	0.07	0.62	Diluted earnings per share[2]	0.22	1.32

1.	See Note 3 “Segment information”
2.	See Note 4 “Earnings per share”

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
1,280	455	4,114	Income/(loss) for the period Other comprehensive income net of tax:	1,735	8,651
			Items that may be reclassified to income in later periods:
(434)	2,319	1,668	- Currency translation differences	1,885	(2,531)
(128)	(12)	(129)	- Unrealised gains/(losses) on securities	(140)	(264)
(538)	324	133	- Cash flow hedging gains/(losses)	(214)	124
(863)	136	—	- Net investment hedging gains/(losses)[1]	(727)	—
(77)	8	(25)	- Share of other comprehensive income/(loss) of joint ventures and associates	(69)	(18)

(2,040)	2,775	1,647	Total	735	(2,689)
			Items that are not reclassified to income in later periods:
(2,795)	(1,634)	5,496	- Retirement benefits remeasurements	(4,429)	4,180

(4,835)	1,141	7,143	Othercomprehensive income/(loss) for the period	(3,694)	1,491

(3,555)	1,596	11,257	Comprehensiveincome/(loss) for the period	(1,959)	10,142
96	4	161	Comprehensiveincome/(loss) attributable to non-controlling interest	100	224

(3,651)	1,592	11,096	Comprehensiveincome/(loss) attributable to Royal Dutch Shell plc shareholders	(2,059)	9,918

1.	See Note 1 “Basis of preparation”

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Jun 30, 2016[1]	Mar 31, 2016[1]	Dec 31, 2015
Assets
Non-current assets
Intangible assets	21,093	21,327	6,283
Property, plant and equipment	242,907	245,133	182,838
Joint ventures and associates[2]	33,850	35,654	30,150
Investments in securities[2]	5,709	3,474	3,416
Deferred tax	15,812	15,311	11,033
Retirement benefits	1,645	3,108	4,362
Trade and other receivables[3]	11,030	11,047	8,717

	332,046	335,054	246,799

Current assets
Inventories	20,626	17,396	15,822
Trade and other receivables[3,4]	49,547	47,872	45,784
Cash and cash equivalents	15,222	11,019	31,752

	85,395	76,287	93,358

Total assets	417,441	411,341	340,157

Liabilities
Non-current liabilities
Debt[5]	79,466	73,005	52,849
Trade and other payables[3]	4,393	3,917	4,528
Deferred tax	15,904	16,677	8,976
Retirement benefits	15,882	13,516	12,587
Decommissioning and other provisions	31,825	32,710	26,148

	147,470	139,825	105,088

Current liabilities
Debt	10,863	7,868	5,530
Trade and other payables[3,4]	52,669	51,069	52,770
Taxes payable	8,291	10,387	8,233
Retirement benefits	392	401	350
Decommissioning and other provisions	5,250	3,777	4,065

	77,465	73,502	70,948

Total liabilities	224,935	213,327	176,036

Equity attributable to Royal Dutch Shell plc shareholders	190,670	196,521	162,876
Non-controlling interest	1,836	1,493	1,245

Total equity	192,506	198,014	164,121

Total liabilities and equity	417,441	411,341	340,157

1.	See Note 2 “Acquisition of BG Group plc”
2.	During the second quarter 2016, management concluded that a change in Shell’s level of involvement over Woodside’s financial and operating policy decisions resulted in no longer having significant influence. Its classification was therefore changed from an associate (carrying amount: $2,144 million) to an investment in securities (carrying amount at fair value: $2,442 million). The consequential revaluation and related release of cumulative currency translation differences were reported in interest and other income in the Consolidated Statement of Income.
3.	See Note 7 “Derivative contracts”
4.	The amounts at March 31, 2016 have been reduced by $4,963 million in order to appropriately reflect certain contracts on a net basis which were previously presented gross.
5.	During the second quarter 2016, debt of $9,246 million was issued under the US shelf registration and EMTN programme.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121
Comprehensive income/(loss) for the period	—	—	(3,718)	1,659	(2,059)	100	(1,959)
Dividends paid	—	—	—	(7,411)	(7,411)	(69)	(7,480)
Scrip dividends	9	—	(9)	2,717	2,717	—	2,717
Shares issued for the acquisition of BG Group plc[3]	120	—	33,930	—	34,050	—	34,050
Repurchases of shares	—	—	—	—	—	—	—
Share-based compensation[4]	—	(168)	266	133	231	—	231
Capital contributions from, and other changes in, non-controlling interest	—	—	—	266	266	560	826

At June 30, 2016	675	(752)	13,283	177,464	190,670	1,836	192,506

At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive income/(loss) for the period	—	—	1,502	8,416	9,918	224	10,142
Dividends paid	—	—	—	(5,957)	(5,957)	(45)	(6,002)
Scrip dividends	2	—	(2)	731	731	—	731
Repurchases of shares	(1)	—	1	1	1	—	1
Share-based compensation	—	634	—	39	673	—	673
Capital contributions from, and other changes in, non-controlling interest	—	—	—	(98)	(98)	222	124

At June 30, 2015	541	(556)	(13,285)	190,087	176,787	1,221	178,008

1.	See Note 5 “Share capital”
2.	See Note 6 “Other reserves”
3.	See Note 2 “Acquisition of BG Group plc”
4.	Includes a reclassification of $534 million between Shares held in trust and Other reserves, with no impact on total equity, in order to appropriately reflect the carrying amount of Shares held in trust at cost.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
			Cash flow from operating activities
1,280	455	4,114	Income/(loss) for the period	1,735	8,651
			Adjustment for:
119	753	1,753	- Current tax	872	4,700
671	272	395	- Interest expense (net)	943	698
6,097	6,147	4,673	- Depreciation, depletion and amortisation	12,244	9,277
(535)	(175)	(247)	- Net (gains)/losses on sale of non-current assets and businesses[1]	(710)	(1,859)
(2,474)	(3,909)	(1,588)	- Decrease/(increase) in working capital	(6,383)	(1,960)
(946)	(789)	(1,136)	- Share of (profit)/loss of joint ventures and associates	(1,735)	(2,541)
964	688	1,071	- Dividends received from joint ventures and associates	1,652	2,148
(533)	(1,755)	(90)	- Deferred tax, retirement benefits, decommissioning and other provisions	(2,288)	(1,593)
(346)	(292)	255	- Other	(638)	349

4,297	1,395	9,200	Net cash from operating activities (pre-tax)	5,692	17,870
(2,005)	(734)	(3,150)	Tax paid	(2,739)	(4,714)

2,292	661	6,050	Net cash from operating activities	2,953	13,156

			Cash flow from investing activities
(5,796)	(5,324)	(6,205)	Capital expenditure	(11,120)	(12,420)
—	(11,421)	—	Acquisition of BG Group plc, net of cash and cash equivalents acquired[2]	(11,421)	—
(216)	(332)	(208)	Investments in joint ventures and associates	(548)	(617)
516	46	206	Proceeds from sale of property, plant and equipment and businesses	562	2,409
23	16	165	Proceeds from sale of joint ventures and associates	39	169
93	136	59	Interest received	229	115
(70)	(37)	(80)	Other	(107)	(159)

(5,450)	(16,916)	(6,063)	Net cash used in investing activities	(22,366)	(10,503)

			Cash flow from financing activities
1,870	873	1,072	Net increase/(decrease) in debt with maturity period within three months	2,743	817
			Other debt:
9,472	264	10,045	- New borrowings	9,736	10,797
(972)	(1,969)	(2,188)	- Repayments	(2,941)	(2,818)
(725)	(534)	(317)	Interest paid	(1,259)	(726)
397	422	424	Change in non-controlling interest	819	419
			Cash dividends paid to:
(2,436)	(2,258)	(2,294)	- Royal Dutch Shell plc shareholders	(4,694)	(5,226)
(34)	(35)	(27)	- Non-controlling interest	(69)	(45)
—	—	—	Repurchases of shares	—	(409)
6	(4)	(5)	Shares held in trust: net sales/(purchases) and dividends received	2	(45)

7,578	(3,241)	6,710	Net cash from/(used in) financing activities	4,337	2,764

(217)	(1,237)	417	Currency translation differences relating to cash and cash equivalents	(1,454)	(43)

4,203	(20,733)	7,114	Increase/(decrease) in cash and cash equivalents	(16,530)	5,374

11,019	31,752	19,867	Cash and cash equivalents at beginning of period	31,752	21,607

15,222	11,019	26,981	Cash and cash equivalents at end of period	15,222	26,981

1.	Includes the increase to fair value in the carrying amount of Woodside in the second quarter 2016 (see page17).
2.	See Note 2 “Acquisition of BG Group plc”

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2015 (pages 120 to 125) as filed with the U.S. Securities and Exchange Commission. In addition to those accounting policies, following the acquisition of BG Group plc, Shell accounts for net investment hedges where the effective portion of gains and losses arising on hedging instruments that are used to hedge net investments in foreign operations are recognised in other comprehensive income until the related investment is disposed of.

The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these Interim Statements.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2015 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.	Acquisition of BG Group plc

On February 15, 2016, the Company acquired all the voting rights in BG by means of a Scheme of Arrangement under Part 26 of the Act for a purchase consideration of $54,034 million. This included cash of $19,036 million and the fair value ($34,050 million) of 218.7 million A shares and 1,305.1 million B shares issued in exchange for all BG shares. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence respectively on the London Stock Exchange at its opening of business on February 15, 2016.

BG’s activities mainly comprise exploration, development, production, liquefaction and marketing of hydrocarbons, the development and use of LNG import facilities, and the purchase, shipping and sale of LNG and regasified natural gas. The acquisition is expected to accelerate Shell’s growth strategy in global LNG and deep water. It is expected to add material proved oil and gas reserves and production volumes, and provides Shell with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.

Goodwill of $9,024 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired as set out below. The net asset value, in line with accounting standards, is determined by reference to oil and gas prices, as reflected in the prevailing market view on the day of completion. Oil and gas prices are based on the forward price curve for the first two years, and subsequent years based on the market consensus price view.

The fair values of the net assets, and therefore the resultant goodwill, are provisional.

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FAIR VALUE OF NET ASSETS ACQUIRED (PROVISIONAL)

$ million
Assets
Non-current assets
Intangible assets	6,178
Property, plant and equipment	58,444
Joint ventures and associates	4,702
Deferred tax	2,432
Other	2,181

73,937

Current assets
Inventories	417
Trade and other receivables	4,202
Cash and cash equivalents	6,803

11,422

Total assets	85,359

Liabilities
Non-current liabilities
Debt	18,949
Deferred tax	8,393
Decommissioning and other provisions	6,401
Other	665

34,408

Current liabilities
Debt	1,345
Trade and other payables	3,926
Other	670

5,941

Total liabilities	40,349

Total	45,010

Acquisition costs of $391 million were recognised in the Consolidated Statement of Income in production and manufacturing and selling, distribution and administrative expenses ($47 million in 2015 and $344 million in the first quarter 2016).

The acquired activities of BG are now significantly integrated with those of other Shell entities and therefore it is impracticable to identify separately either the amounts of revenue and income since the date of acquisition that BG has contributed to the Consolidated Statement of Comprehensive Income, or the revenue and income of Shell for the half year 2016 as though the acquisition date of BG had been as at January 1, 2016.

3. Segment information

Segmental reporting has been changed with effect from 2016, in line with a change in the way Shell’s businesses are managed. Shell now reports its business through the segments Integrated Gas (previously part of Upstream), Upstream, Downstream and Corporate. Comparative information has been reclassified.

Integrated Gas is engaged in the liquefaction and transportation of gas, and the conversion of natural gas to liquids to provide fuels and other products, as well as projects with an integrated activity from producing to commercialising gas. Upstream combines the operating segments Upstream, which is engaged in the exploration for and extraction of crude oil, natural gas and natural gas liquids, the transportation of oil and wind energy, and Oil Sands, which is engaged in the extraction of bitumen from oil sands that is converted into synthetic crude oil. These operating segments have similar economic characteristics because their earnings are significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenues for many years.

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Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
			Third-party revenue
5,373	5,679	4,807	Integrated Gas	11,052	10,756
1,711	1,922	1,489	Upstream	3,633	3,306
51,315	40,929	66,082	Downstream	92,244	123,998
16	24	24	Corporate	40	48
58,415	48,554	72,402	Total third-party revenue	106,969	138,108

			Inter-segment revenue
896	743	1,167	Integrated Gas[1]	1,639	2,144
6,049	5,037	7,507	Upstream[1]	11,086	14,301
1,993	1,455	271	Downstream	3,448	633
—	—	—	Corporate	—	—

			CCS earnings
982	905	1,335	Integrated Gas	1,887	2,474
(1,974)	(1,350)	(561)	Upstream	(3,324)	839
1,717	1,700	2,746	Downstream	3,417	5,260
(423)	(456)	(68)	Corporate	(879)	(239)
302	799	3,452	Total CCS earnings[2]	1,101	8,334

1.	Inter-segment revenue for the first quarter 2016 has been amended for Integrated Gas and Upstream to include revenue previously accounted for as intra-segment revenue.
2.	See pages 10 and 32 for a summary of significant items, including redundancy and restructuring charges, impacting segment earnings.

RECONCILIATION OF CCS EARNINGS TO INCOME FOR THE PERIOD

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
302	799	3,452	Total CCS earnings	1,101	8,334
			Current cost of supplies adjustment:
1,158	(398)	765	Purchases	760	413
(323)	120	(219)	Taxation	(203)	(117)
143	(66)	116	Share of profit/(loss) of joint ventures and associates	77	21

1,280	455	4,114	Income/(loss) for the period	1,735	8,651

4.	Earnings per share

EARNINGS PER SHARE

Quarters				Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
1,175	484	3,986	Income attributable to Royal Dutch Shell plc shareholders ($ million)	1,659	8,416
			Weighted average number of shares as the basis for:
8,000.0	7,173.4	6,304.6	Basic earnings per share (million)	7,586.7	6,298.4
8,053.3	7,230.4	6,383.9	Diluted earnings per share (million)	7,641.8	6,380.5

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5.	Share capital

ISSUED AND FULLY PAID

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2016	3,990,921,569	2,440,410,614	50,000
Scrip dividends	116,249,778	—	—
Shares issued for the acquisition of BG Group plc[1]	218,728,308	1,305,076,117	—
Repurchases of shares	—	—	—

At June 30, 2016	4,325,899,655	3,745,486,731	50,000

At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	23,430,143	—	—
Repurchases of shares	(12,717,512)	—	—

At June 30, 2015	3,918,015,024	2,440,410,614	50,000

1.	See Note 2 “Acquisition of BG Group plc”

NOMINAL VALUE

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2016	340	206	546
Scrip dividends	9	—	9
Shares issued for the acquisition of BG Group plc[1]	17	103	120
Repurchases of shares	—	—	—

At June 30, 2016	366	309	675

At January 1, 2015	334	206	540
Scrip dividends	2	—	2
Repurchases of shares	(1)	—	(1)

At June 30, 2015	335	206	541

1.	See Note 2 “Acquisition of BG Group plc”

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 24, 2016, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €185 million (representing 2,643 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2017, and the end of the Annual General Meeting to be held in 2017, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

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6.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(3,718)	(3,718)
Scrip dividends	(9)	—	—	—	—	(9)
Shares issued for the acquisition of BG Group plc[1]	33,930	—	—	—	—	33,930
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(268)	534	266

At June 30, 2016	37,319	154	84	1,390	(25,664)	13,283

At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,502	1,502
Scrip dividends	(2)	—	—	—	—	(2)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(421)	—	(421)

At June 30, 2015	3,403	154	84	1,302	(18,228)	(13,285)

1.	See Note 2 “Acquisition of BG Group plc”

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The increase in the merger reserve in the first half year 2016 in respect of the shares issued for the acquisition of BG represents the difference between the fair value and the nominal value of the shares. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

7.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

DERIVATIVE CONTRACTS

$ million	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
Included within:
Trade and other receivables – non-current	1,143	1,250	744
Trade and other receivables – current[1]	9,188	12,297	13,114
Trade and other payables – non-current	1,742	1,369	1,687
Trade and other payables – current[1]	9,493	11,026	10,757

1.	The amounts at March 31, 2016 have been reduced by $4,963 million in order to appropriately reflect certain contracts on a net basis which were previously presented gross.

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2015, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

estimate the fair values at June 30, 2016 are consistent with those used in the year ended December 31, 2015, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

The fair value of debt excluding finance lease liabilities at June 30, 2016 was $83,367 million (March 31, 2016: $71,903 million; December 31, 2015: $53,480 million). Fair value is determined from the prices quoted for those securities.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

DEFINITIONS

A.	Earnings on a current cost of supplies basis attributable to shareholders

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact net cash from operating activities in the Condensed Consolidated Statement of Cash Flows. The reconciliation of CCS earning to net income is as follows.

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
302	799	3,452	Earnings on a current cost of supplies basis (CCS earnings)	1,101	8,334
(63)	15	(91)	Attributable to non-controlling interest	(48)	(212)

239	814	3,361	Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	1,053	8,122
978	(344)	662	Current cost of supplies adjustment	634	317
(42)	14	(37)	Non-controlling interest	(28)	(23)

1,175	484	3,986	Income attributable to Royal Dutch Shell plc shareholders	1,659	8,416
105	(29)	128	Non-controlling interest	76	235

1,280	455	4,114	Income for the period	1,735	8,651

B.	Identified items

Identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items: Divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts (see below), and redundancy and restructuring. Further items may be identified in addition to the above.

Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

Impacts of exchange rate movements on deferred tax balances

With effect from 2016, identified items include the impact on deferred tax balances of exchange rate movements arising on:

The conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses. This primarily impacts the Integrated Gas and Upstream segments.

The conversion of dollar-denominated inter-segment loans to local currency. This primarily impacts the Corporate segment.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

The comparative information presented in this Report has been restated for this definition change. The following table sets out the impact of the definition change on the identified items for the year 2015.

RESTATED IDENTIFIED ITEMS BY SEGMENT
$ million	Quarters
	Q1 2015	Q2 2015	Q3 2015	Q4 2015
Identified items as previously reported
Integrated Gas	15	(117)	(878)	(347)
Upstream	1,849	(146)	(7,340)	(479)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(217)	4	464	(137)

Impact of definition change
Integrated Gas	(367)	50	(469)	227
Upstream	(254)	53	(292)	30
Downstream	—	—	—	—
Corporate and Non-controlling interest	129	(28)	155	(4)

Identified items as restated
Integrated Gas	(352)	(67)	(1,347)	(120)
Upstream	1,595	(93)	(7,632)	(449)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(88)	(24)	619	(141)

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, acquisition of BG, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments. The reconciliation of Capital expenditure to Capital investment is as follows.

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
			Capital investment:
1,153	22,824	1,313	Integrated Gas	23,977	2,614
3,700	35,038	4,603	Upstream	38,738	9,245
1,389	1,092	1,085	Downstream	2,481	1,934
42	21	49	Corporate	63	99

6,284	58,975	7,050	Total	65,259	13,892

—	(52,904)	—	Capital investment related to the acquisition of BG Group plc	(52,904)	—
(216)	(332)	(208)	Investments in joint ventures and associates	(548)	(617)
(336)	(224)	(643)	Exploration expense, excluding exploration wells written off	(560)	(1,145)
9	(414)	(18)	Finance leases	(405)	(24)
55	223	24	Other	278	314

5,796	5,324	6,205	Capital expenditure	11,120	12,420

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27

D.	Divestments

“Divestments” is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, adjusted onto an accruals basis, and proceeds from sale of interests in an entity while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.).

Quarters			$ million	Half year
Q2 2016	Q1 2016	Q2 2015		2016	2015
516	46	206	Proceeds from sale of property, plant and equipment and businesses	562	2,409
23	16	165	Proceeds from sale of joint ventures and associates	39	169
(70)	(37)	(80)	Other (in Cash flow from investing activities)	(107)	(159)
398	421	298	Proceeds from sale of interests in Shell Midstream Partners, L.P.	819	298
135	39	93	Other[1]	174	129

1,002	485	682	Total	1,487	2,846

1.	Mainly changes in non-current receivables included within Other (in Cash flow from investing activities), which are not considered to be divestments.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

$ million	Jun 30, 2016	Jun 30, 2015
Income for current and previous three quarters	(4,716)	13,494
Interest expense after tax	1,139	1,033

Income before interest expense	(3,576)	14,527

Capital employed – opening	230,949	230,235
Capital employed – closing	282,835	230,949

Capital employed – average	256,892	230,592

ROACE	-1.4%	6.3%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

$ million	Jun 30, 2016	Jun 30, 2015
CCS earnings excluding identified items for current and previous three quarters	6,546	17,474

Capital employed – opening	230,949	230,235
Capital employed – closing	282,835	230,949

Capital employed – average	256,892	230,592

ROACE on a CCS basis excluding identified items	2.5%	7.6%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	28

F.	Gearing

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

$ million	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Jun 30, 2015
Current debt	10,863	7,868	5,530	7,366
Non-current debt	79,466	73,005	52,849	45,575
Less: Cash and cash equivalents	(15,222)	(11,019)	(31,752)	(26,981)

Net debt	75,107	69,854	26,624	25,960

Add: Total equity	192,506	198,014	164,121	178,008

Total capital	267,613	267,868	190,748	203,968

Gearing	28.1%	26.1%	14.0%	12.7%

G.	Operating expenses

Operating expenses comprise production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	29

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2015 (pages 8 to 12) and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of our price assumptions.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•	The acquisition of BG Group plc exposes us to integration risks and other challenges.

•	Following the acquisition of BG, we seek to execute divestments in the pursuit of our strategy. We may not be able to successfully divest these assets in line with our strategy.

•	Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

•	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

•	We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. For example, the outcome of the United Kingdom’s (UK) recent referendum to leave the European Union (EU) could have a material effect on us depending on the impact of future changes in UK and EU laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation worldwide.

•	Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war and risks of pandemic diseases that could have a material adverse effect on our business.

•	A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.

•	Rising climate change concerns have led and could lead to additional legal and/or regulatory measures which could result in project delays or cancellations, a decrease in demand for fossil fuels and additional compliance obligations, and therefore could adversely impact our costs and/or revenue.

•	The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.

•	The operation of the Groningen asset in the Netherlands continues to expose communities to earth tremor risks.

•	Our future performance depends on the successful development and deployment of new technologies and new products.

•	We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk. We are affected by the global macroeconomic environment as well as financial and commodity market conditions.

•	We have substantial pension commitments, whose funding is subject to capital market risks.

•	We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.

•	An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our licence to operate.

•	Many of our major projects and operations are conducted in joint arrangements or associates. This could reduce our degree of control, as well as our ability to identify and manage risks.

•	We rely heavily on information technology systems for our operations.

•	Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of anti-bribery and corruption laws and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of trade controls, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	30

FIRST QUARTER 2016 PORTFOLIO DEVELOPMENTS

During the quarter, Shell completed the acquisition of BG for a purchase consideration of $54,034 million. This includes cash of $19,036 million, and the fair value ($34,050 million) of 1,523.8 million shares issued in exchange for all BG shares. Following completion of the acquisition on February 15, 2016, BG was consolidated within Shell’s results. For practical purposes, this includes February and March 2016, as the impact for the first half of February is deemed immaterial.

The consolidation of BG resulted in an increase to first quarter 2016 cash flow from operating activities of $0.8 billion and an increase to CCS earnings attributable to shareholders excluding identified items of $0.2 billion.

Goodwill of $9,024 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired (see Note 2).

Shell completed the United Kingdom office footprint review announced during the final stages of the BG combination. The outcomes of the review are subject to appropriate engagement with employees and employee representatives. The review recommended a consolidation of all Shell’s London and South East based operations into Central London with the intention to close the Thames Valley Park office in Reading by the end of 2016. The review also recommended that all Aberdeen-based onshore operations move to the Shell Aberdeen Tullos office, with BG’s offices at Albyn Place closing by 2016 and the closure of Shell’s Brabazon House office in Manchester by the end of 2017.

Integrated Gas

During the quarter, first LNG production was achieved at the non-operated Gorgon project (Shell interest 25%) on Barrow Island, offshore Australia. Subsequent to first LNG cargo delivery, LNG production was temporarily halted due to mechanical issues with the propane refrigerant compressor on Train 1.

In Australia, the Browse Joint Venture participants (Shell interest 27%) decided not to progress with the development concept being studied for the resource as it did not meet commercial requirements for a positive final investment decision (“FID”), considering the current economic and market environment.

In Indonesia, INPEX as operator of the Abadi field (Shell interest 35%) received a notification from the Indonesian government authorities instructing to re-propose a plan of development based on onshore LNG for the Abadi LNG project. Shell and INPEX remain committed to work together with the Government of Indonesia to ensure that the Abadi project moves forward to optimally develop the Abadi gas reserves in a manner that benefits all.

Upstream

In Brazil, Shell announced the start of oil production from the third phase of the deep-water Parque das Conchas BC-10 development (Shell interest 50%) in the Campos basin.

Also in Brazil, the seventh non-operated FPSO, Cidade de Maricá, (Shell interest 25%) reached first oil in the BM-S-11 block of the Santos Basin, offshore Brazil. The FPSO has a production capacity of 150 thousand barrels per day.

Shell announced that it has decided to exit the joint development of the Bab sour gas reservoirs (Shell interest 40%) with ADNOC in the emirate of Abu Dhabi, United Arab Emirates, and to stop further joint work on the project. This reflects the economic climate prevailing in the energy industry.

In the United Kingdom, Shell has agreed to sell its 7.59% interest in the Maclure oil and gas field in the North Sea for a purchase consideration of some $24 million. Completion is subject to necessary approvals.

Shell had continued success in its exploration programme with 10 discoveries and appraisals in Brunei, Egypt, Malaysia, Nigeria, Oman, and the United States. This included a notable oil discovery in the United States with the non-operated Kepler North well (Shell interest 50%) in the Gulf of Mexico, and a notable gas discovery with the non-operated Jerun-1 well (Shell interest 30%) in Malaysia.

Upstream divestments totalled some $38 million for the first quarter 2016 and reflected, among others, the first tranche of the sale proceeds of the Anasuria development in the North Sea.

Downstream

During the quarter, Shell announced a conditional agreement for the sale of its 51% shareholding in the Shell Refining Company in Malaysia for $66 million. The transaction is expected to complete in 2016, subject to regulatory approval.

In the United States, Shell announced that it has signed a non-binding Letter of Intent to divide the assets of Motiva Enterprises LLC. The Motiva joint venture was formed in 1998 and has operated as a 50/50 refining and marketing joint venture between Saudi Arabian Oil Company and Shell since 2002. In the proposed division of assets, Shell will assume sole ownership of the Norco, Louisiana refinery (where Shell operates a chemicals plant),

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	31

the Convent, Louisiana refinery, nine distribution terminals, and Shell branded markets in Florida, Louisiana, and the Northeastern region. Saudi Refining Inc. will retain the Motiva name, assume sole ownership of the Port Arthur refinery in Texas, retain 26 distribution terminals, and have an exclusive licence to use the Shell brand for gasoline and diesel sales in Texas, and in the majority of the Mississippi Valley, the Southeast and Mid-Atlantic markets.

Also in the United States, Shell completed the sale of an additional 4.66% interest in Shell Midstream Partners, L.P. to public investors via the issuance of an additional 13,400,000 LP units for net proceeds of $421 million.

Shell announced FID on a project to expand China National Offshore Oil Corporation (“CNOOC”) and Shell Petrochemical Company’s (“CSPC”) existing 50/50 joint venture in Huizhou, Guangdong Province, China. Subject to regulatory approvals, Shell and CNOOC have agreed that CSPC will take over CNOOC’s ongoing project to build additional chemical facilities next to CSPC’s petrochemical complex. The project includes the ongoing construction of a new ethylene cracker and ethylene derivatives units, which will increase ethylene capacity by more than 1 million tonnes per year, about double the current capacity. It will also include a styrene monomer and propylene oxide plant.

In May, Shell announced that it completed the sale of Dansk Fuels in Denmark for a consideration of $0.3 billion. Dansk Fuels comprises retail, commercial fuels, commercial fleet and aviation businesses, and products trading and supply activities associated with those businesses.

FIRST QUARTER SUMMARY OF IDENTIFIED ITEMS

With effect from 2016, identified items include the impact of exchange rate movements on certain deferred tax balances, as set out in Definition A. The comparative information in this Report has been restated following this change.

CCS earnings attributable to shareholders for the first quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $739 million (compared with a net gain of $1,023 million for the first quarter 2015), as summarised below:

•	Integrated Gas earnings included a net charge of $89 million, primarily reflecting a gain of some $400 million related to the impact of the strengthening Australian dollar on a deferred tax position, offset by a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $170 million, asset impairments of some $130 million, and other items including a litigation provision. Integrated Gas earnings for the first quarter 2015 included a net charge of $352 million.

•	Upstream earnings included a net gain of $87 million, primarily reflecting a gain of some $360 million related to the impact of the strengthening Brazilian real on a deferred tax position, partly offset by asset impairments of some $300 million. Upstream earnings for the first quarter 2015 included a net gain of $1,595 million.

•	Downstream earnings included a net charge of $310 million, primarily reflecting the net impact of fair value accounting of commodity derivatives of some $240 million and impairments of some $190 million, partly offset by gains on divestments of some $130 million. Downstream earnings for the first quarter 2015 included a net charge of $132 million.

•	Corporate results and Non-controlling interest included a net charge of $427 million, mainly reflecting a charge of $266 million related to the payment of stamp duty in the United Kingdom for the acquisition of BG, and a charge of some $190 million related to the impact of the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business, partly offset by $100 million for the non-controlling interest share of an impairment of a Downstream asset. Earnings for the first quarter 2015 included a net charge of $88 million.

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CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 28, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

July 28, 2016

Contacts:

- Michiel Brandjes, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	33

APPENDIX

A.	Liquidity and capital resources

Second quarter

Cash and cash equivalents increased to $15.2 billion at June 30, 2016, from $11.0 billion at Mar 31, 2016.

Net cash from operating activities was $2.3 billion for the second quarter 2016, compared with $6.1 billion for the same period last year.

Total current and non-current debt increased to $90.3 billion at June 30, 2016, from $80.9 billion at Mar 31, 2016, as a result of the consolidation of BG Group plc. During the quarter, Shell issued $9.2 billion of debt under the US Shelf registration and EMTN programme.

Divestments were $1.0 billion for the second quarter 2016, compared with $0.7 billion for the second quarter 2015.

Capital investment was $6.3 billion for the second quarter 2016, compared to $7.1 billion for the same period last year.

Cash dividends paid to Royal Dutch Shell plc shareholders were $2.4 billion in the second quarter 2016, compared with $2.3 billion in the same period last year. In addition, $1.2 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the second quarter 2016, compared with $0.7 billion in the second quarter 2015.

Dividends of $0.47 per share are announced on July 28, 2016 in respect of the second quarter 2016. These dividends are payable on September 19, 2016. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2015 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Half year

Cash and cash equivalents decreased to $15.2 billion at June 30, 2016, from $31.8 billion at Dec 31, 2015.

Net cash from operating activities was $3.0 billion for the first half 2016, compared with $13.2 billion for the same period last year.

Total current and non-current debt increased to $90.3 billion at June 30, 2016, from $58.4 billion at Dec 31, 2015, as a result of the consolidation of BG Group plc. During the first half 2016, Shell issued $9.2 billion of debt under the US Shelf registration and EMTN programme.

Divestments were $1.5 billion for the first half 2016, compared with $2.8 billion for the first half 2015.

Capital investment was $65.3 billion for the first half 2016, compared with $13.9 billion for the same period last year.

Cash dividends paid to Royal Dutch Shell plc shareholders were $4.7 billion for the first half year 2016, compared with $5.2 billion in the same period last year. In addition, $2.7 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the first half year 2016, compared with $0.7 billion for the same period last year.

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B.	Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell. This information is derived from the Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2016
Equity attributable to Royal Dutch Shell plc shareholders	190,670

Current debt	10,863
Non-current debt	79,466
Total debt[A]	90,329
Total capitalisation	280,999

[A] Of total debt, $83.6 billion was unsecured and $6.7 billion was secured. Total debt includes, as at June 30, 2016, $57.5billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2015: $49.5 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. At June 30, 2016, Shell also had outstanding guarantees of $0.5 billion, of which $0.3 billion related to debt of joint ventures and associates.

C.	Ratio of earnings to fixed charges

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, and the six months ended June 30, 2016:

$ million	Six months ended June 30	Years ended December 31
	2016	2015	2014	2013	2012	2011
Pre-tax income from continuing operations before income from joint ventures and associates	(1,416)	(1,480)	22,198	26,317	41,564	46,806
Total fixed charges	1,362	2,495	2,113	1,710	1,712	1,608
Distributed income from joint ventures and associates	1,652	4,627	6,902	7,117	10,573	9,681
Interest capitalised	411	(839)	(757)	(762)	(567)	(674)
Total earnings	1,187	4,803	30,456	34,382	53,282	57,421
Interest expensed and capitalised	976	1,795	1,522	1,412	1,461	1,209
Interest within rental expense	386	700	591	298	251	399
Total fixed charges	1,362	2,495	2,113	1,710	1,712	1,608
Ratio of earnings to fixed charges	0.87	1.93	14.41	20.11	31.12	35.71

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	35